Exhibit 99.4
ASML Issued Share Capital Notification
On September 17, 2007, ASML Holding NV notified the Netherlands Authority for the Financial Markets (AFM) of an increase in ASML’s issued share capital.
ASML’s issued share capital has increased by approximately 2.9% and, as of September 17, 2007, consisted of 492,362,288 Ordinary Shares.
Information on ASML’s share capital is publicly available via: www.afm.nl/registers.